UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 21, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk announces an Extraordinary General Meeting to be convened to elect new members of the Board of Directors

Bagsværd, Denmark, 21 October 2025 - Novo Nordisk today announced that the Board of Directors have decided to convene an Extraordinary General Meeting to elect new members of the Board of Directors of Novo Nordisk.

“Following dialogue with the Novo Nordisk Foundation regarding the future composition of the Board of Directors, it has not been possible to reach a common understanding. The Board proposed a renewal focusing on addition of select, new competencies while also maintaining continuity, whereas the Board of the Foundation wanted a more extensive reconfiguration. After thorough deliberation and considering the Foundation’s position and control of the majority of votes in Novo Nordisk, the Board concluded that it is in the best interest of the company and its shareholders to convene an Extraordinary General Meeting to elect new board members to provide clarity on the future governance of Novo Nordisk,” said Chair of the Board of Directors of Novo Nordisk, Helge Lund.

Chair Helge Lund, Vice Chair Henrik Poulsen and the independent board members Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Christina Law and Martin Mackay will not stand for election at the Extraordinary General Meeting. Kasim Kutay (not independent) and the employee elected board members Elisabeth Dahl Christensen, Liselotte Hyveled, Mette Bøjer Jensen and Thomas Rantzau will remain on the Board.

The Extraordinary General Meeting will be convened to be held on 14 November 2025. The notice will be issued in a separate company announcement today.

Reference is made to the Novo Nordisk Foundation’s press release.

Conference call

Novo Nordisk will host a conference call for investors at 15.00 CEST on 21 October 2025, corresponding to 9:00 am EDT. A dial-in link to the conference call will be published on the investor section of novonordisk.com.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. As of August 2025, Novo Nordisk employed about 78,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Publication of inside information pursuant to Market Abuse Regulation, Article 17.

Contacts for further information

Media:

Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
abmo@novonordisk.com	lzsk@novonordisk.com

Investors:

Jacob Martin Wiborg Rode	Sina Meyer
+45 3075 5956	+45 3079 6656
jrde@novonordisk.com	azey@novonordisk.com

Christoffer Sho Togo Tullin	Alex Bruce	Frederik Taylor Pitter
+45 3079 1471	+45 3444 2613	+1 609 613 0568
cftu@novonordisk.com	axeu@novonordisk.com	fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 28 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: October 21, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer